EXHIBIT 99.1

RADA's INS Has Been Selected for a SAR Development Program

Press Release
Source: RADA Electronic Industries Ltd.
On Monday September 19, 2011, 9:28 am EDT

NETANYA, Israel, Sept. 19, 2011 (GLOBE NEWSWIRE) -- RADA Electronic Industries Ltd. (Nasdaq:RADA - News) announced today that its advanced, Fiber-Optic-Gyro (FOG) based Embedded GPS-INS (EGI) has been selected by an undisclosed European leading radar provider to be integrated into its Synthetic Aperture Radar (SAR) development program. The EGI will provide the SAR with enhanced capabilities and performance.

This program, which will be carried out during 2012 and 2013, introduces future business potential to RADA once the SAR development program is completed and transferred into production phase.

Zvika Alon, RADA CEO, commented: "We are extremely pleased that a leading SAR provider has put his trust in RADA's INS. Our Inertial Navigation Systems product line is maturing and gradually becoming a significant growth engine for the coming years. Adding a leading European customer to our customer base is a strategic move in RADA's plans for future expansion."

About RADA

RADA Electronic Industries Ltd. is an Israel based defense electronics contractor. The Company specializes in the development, production and sales of Data Recording and Management Systems (Digital Video & Data recorders, Ground Debriefing Stations, Head-Up Display Cameras), Inertial Navigation Systems for air and land applications, Avionics Solutions (Aircraft Upgrades, Avionics for UAVs) and Radars for Force Protection Systems.

Certain statements in this press release are "forward-looking statements" within the meaning of the Private Securities Litigation Act of 1995. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Such risk uncertainties and other factors include, but are not limited to, changes in general economic conditions, risks in product and technology developments, market acceptance of new products and continuing product demand, level of competition and other factors described in the Company's Annual Report on Form 20-F and other filings with the Securities and Exchange Commission.

Contact:

Dubi Sella (V.P Sales & Marketing)
Tel: +972-9-892-1111
mrkt@rada.com